SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2012 (Report No. 6)

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

6-K ITEM

The first paragraph of the press release attached to this Form 6-K is incorporated by reference into the registration statements on Form F-3 (numbers 333-111770, 333-115953, 333-121316, 333-127615, 333-130324,  333-135742, 333-142320, 333-153667 and 333-171507) and the registration statements on Form S-8 (numbers 333-101491, 333-116429, 333-128106, 333-140786, 333-149034, 333-149575, 333-173075 and 333-179306) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)

By:	/s/ Oded Bashan
Oded Bashan
Chairman

Date: December 26, 2012

Press Release

For Immediate Release

On Track Innovations, Ltd. Announces Resignation of Company’s
Chairman, Mr. Oded Bashan and Company’s President & CMO,
Mr. Ohad Bashan

Rosh Pina, Israel, December 24, 2012 - On Track Innovations Ltd. (“OTI”) (NASDAQ-GM: OTIV), a global leader in contactless microprocessor-based smart card solutions for homeland security, payments, eID Systems and other applications, announced today that its Chairman and President & CMO, Oded Bashan and Ohad Bashan, respectively, submitted on December 23, 2012 letters of resignation, resigning from their respective positions with OTI and its subsidiaries, effective June 23, 2013, which is the last date of the advance notice period according to their employment contracts. Mr. Oded Bashan will retain his role as a director on OTI’s board.

Both Oded Bashan and Ohad Bashan have played a major and critical role in building OTI and executing its strategy over the years.

Mr. Oded Bashan founded OTI about 23 years ago and managed it since then. Under Mr. Bashan leadership and execution OTI turned from a small startup company to a global technology leader in the contactless smart card industry.

Mr. Ohad Bashan joined the company 16 years ago and served in several positions. In the last 5 years Mr. Bashan acted as the President and CMO of OTI and the CEO of OTI America. Among other things, Mr. Bashan established OTI America, was responsible for the global marketing strategy of the company and played a pivotal role in building OTI’s team, distribution channels and strategic partnerships.

The Company expects to fill the vacancies left by the resignations of Messrs. Oded Bashan and Ohad Bashan by or before June 23, 2013, including the position of Chief Executive Officer, which became vacant on December 12, 2012 as reported earlier this month.

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About On Track Innovations Ltd. (www.otiglobal.com)
On Track Innovations Ltd. (“OTI”) designs, develops and markets ID-credentialing, payment and loyalty applications based on its extensive patent and IP portfolio. OTI combines standards-compliant and state-of-the-art, contactless microprocessor-based technologies and enabling hardware with proprietary software applications to deliver high performance, end-to-end solutions that are secure, robust and scalable. OTI solutions have been deployed around the world to address homeland security, national ID, medical ID, contactless payment and NFC solutions, loyalty applications, petroleum payment, parking and mass transit ticketing. OTI markets and supports its solutions through a global network of regional offices and alliances.

The content of OTI’s website mentioned above is not part of this press release.

OTI Contacts:
Galit Mendelson
VP, Corporate Relations
732 429 1900 ext. 111
galit@otiglobal.com

Media Relations:
Joe McGurk/Elizabeth Austin
KCSA Strategic Communications
212.896.1241/212.896.1231
jmcgurk@kcsa.com/eaustin@kcsa.com

Investor Relations:
Todd Fromer / Garth Russell
KCSA Strategic Communications
212-896-1215 / 212-896-1250
tfromer@kcsa.com /grussell@kcsa.com